UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

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Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 29, 2024 titled “GeoPark Announces Exclusive Binding Agreement to Acquire Repsol Exploration and Production Assets in Colombia”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES EXCLUSIVE BINDING AGREEMENT TO ACQUIRE

REPSOL EXPLORATION AND PRODUCTION ASSETS IN COLOMBIA

Bogota, Colombia – November 29, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announced today that the Company has signed Sale and Purchase Agreements (SPAs) with Repsol Exploración S.A. and Repsol E&P S.A.R.L (collectively, “Repsol”) to acquire Repsol upstream oil and gas assets in Colombia.

The potential acquisition would incorporate high-quality assets located in the prolific Llanos Basin, one of Colombia’s most productive oil regions where GeoPark already has a successful oil-finding track record and is a well-established operator both above and below ground. The agreements include the acquisition of 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block in Meta Department (operated by Ecopetrol with a 55% WI), and Repsol’s 25% interest in SierraCol Energy Arauca LLC (“Llanos Norte”) in Arauca Department. Together, these assets produced approximately 16,000 boepd net1 to Repsol as of September 2024.

This acquisition firmly fits within GeoPark’s growth strategy – “North Star”- by securing value accretive access to big competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America. The Repsol portfolio in Colombia would provide immediate and long-term production, reserves, and cashflow, with low capital investment intensity, significant low-risk growth potential and exploration upside. This opportunity also strategically complements GeoPark’s recent entry into the Vaca Muerta play in Argentina, enabling robust asset, play and country risk diversification well into the next decade.

The consideration for the potential acquisition at full scope is approximately $530 million, funded through a combination of cash resources and debt, including a non-recourse amortizing debt facility of up to $345 million, led and arranged by Macquarie Bank Limited, underscoring the security and strong cash generation profile of the assets. The debt facility is paired up with a robust hedging strategy that underpins debt service and provides price downside protection.

The transaction is subject to the fulfillment of certain conditions precedent and customary regulatory approvals, including the waiver or non-execution of the preemptive rights by Repsol’s current partners. Hence, no assurances can be given about the transaction’s final scope and/or that it will ultimately be completed. Due to confidentiality terms in the agreement, GeoPark is not able to provide further information to the market on this acquisition until the transaction is effectively closed, or terminated, as the case may be.

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1 Production at Repsol’s working interest before royalties and economic rights.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com

Miguel Bello Investor Relations Officer	mbello@geo-park.com

Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, expected production, reserves and the closing of the acquisition. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: December 2, 2024